Exhibit 99.1

December 2, 2025

Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, D.C. 20549

Re:         Above Food Ingredients Inc.

Ladies and Gentlemen:

We have read the statements made by Above Food Ingredients Inc. (the “Company”) pursuant to the Form 6-K dated December 2, 2025, which we understand will be furnished with the Securities and Exchange Commission. We do not disagree with the Company’s statements regarding Ernst & Young LLP under Changes in Registrant’s Certifying Accountant. We have no basis to agree or disagree with any other part of the Form 6-K.

Very truly yours,

/s/ Ernst & Young LLP

Chartered Professional Accountants